EXHIBIT 12.1

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Years Ended December 31,
	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)
Earnings from operations	$131,797	$116,932	$137,947	$100,078	$101,887
Add:
Interest Expense	175,249	160,871	149,538	34,223	53,781

Earnings as adjusted	$307,046	$277,803	$287,485	$134,301	$155,668

Fixed Charges:
Interest expense	$175,249	$160,871	$149,538	$34,223	$53,781
Capitalized interest	23,572	26,854	32,377	29,186	37,079

Total fixed charges	$198,821	$187,725	$181,915	$63,409	$90,860

Ratio of earnings to fixed charges	1.5	1.5	1.6	2.1	1.7

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.